Gregory P. Rodgers Direct Dial: (212) 906-2918 greg.rodgers@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES

January 31, 2018

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:   Spotify Technology S.A.

        Draft Registration Statement on Form F-1

	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Dear Sir or Madam:

On behalf of Spotify Technology S.A. (the “Company”) we have confidentially submitted with the Securities and Exchange Commission (the “Commission”) (i) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form F-1 (as amended, the “Registration Statement”), which was initially confidentially submitted to the Commission on December 18, 2017, and (ii) the response letter dated January 31, 2018 (the “Response Letter”) to the comment letter from the staff of the Commission to Daniel Ek, the Company’s Chief Executive Officer, dated January 17, 2018, each relating to the proposed registration of the resale of ordinary shares of the Company.

The Registration Statement and the Response Letter have been confidentially submitted pursuant to the Division’s announcement “Draft Registration Statement Processing Procedures Expanded” and the related “Voluntary Submission of Draft Registration Statements – FAQs” (the “FAQs”), each dated June 29, 2017, as supplemented on August 17, 2017. The Registration Statement and the Response Letter were confidentially submitted in accordance with the Commission’s confidential treatment procedures, 17 C.F.R. § 200.83, the Freedom of Information Act, 5 U.S.C. § 552, the FAQs, and for reasons of privacy and business confidentiality. Each page of the Registration Statement and the Response Letter bear the legend “CONFIDENTIAL TREATMENT REQUESTED BY SPOTIFY TECHNOLOGY S.A. PURSUANT TO 17 CFR 200.83.”

We are including with this letter three copies of the Registration Statement, as confidentially submitted with the Commission on January 31, 2018.

The Company undertakes that it will publicly file the Registration Statement and any nonpublic draft(s) thereof with the Commission at least 15 days prior to any requested effective time and date. Additionally, the Company undertakes that it will not publicly file the Registration Statement prior to the inclusion of audited financial statements for the year ended December 31, 2017.

January 31, 2018

If you have any questions regarding this submission, please do not hesitate to call me at (212) 906-2918.

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

cc:	(via email)
Horacio Gutierrez, General Counsel of the Company
Marc D. Jaffe, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP

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